# Solar Resilience for Farmer's Hardware

## Regulation Crowdfunding Form C-AR

# Table of Contents

# Disclosures

- A crowdfunding investment involves risk, you should not invest any funds in this offering unless you can afford to lose your entire investment.

- In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

- The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

- These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

  These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

# Updates

If applicable, any updates on the status of this Offering may be found on the Climatize App (https://apps.apple.com/us/app/climatize/id1625951422 and https://play.google.com/store/apps/details?id=com.climatize.earth&hl=en_US&gl=US).

# Attestations

## Requirements for Filing Form C-AR

Ovanova Construction Services LLC ("Company", "Ovanova") has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

## Representation Attestation

The content of the Form C-AR is based entirely upon Ovanova's representations.

Ovanova, hereby certifies and attests that, to the best of their knowledge, the information provided in the Form C-AR is true, accurate, and complete to the best of their knowledge at the time of this attestation.

This attestation is made with the understanding that it may be relied upon by Climatize Earth Securities LLC for legal and official purposes.

Ovanova understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences. This Agreement will be construed and interpreted in accordance with the laws of the State of California.

John Carey
Chief Executive Officer | Ovanova Construction Services LLC

# Business

## Description of Business

This investment is in Ovanova Construction Services LLC, a Limited Liability company organized on 08 May 2023, (the "Company" "Ovanova"), to raise funds for Solar Resilience for Farmer's Hardware, a family-owned rural small business in TN. The Company is located at 607 Sawmill Rd W, Cedar Grove, NC 27231, United States and its website address is https://www.ovanova.co.

The Company is a subsidiary of Ovanova Solar Corporation.

## About Ovanova

Ovanova, as the General Contractor, is excited and grateful for the opportunity to serve rural and agricultural communities through the Rural Energy for America Program (REAP). They have submitted and received approval for the REAP grant on behalf of Farmer's Hardware and Home Furnishings, LLC ("Farmer's Hardware"). They are committed to provide Farmer's Hardware a state-of-the-art solar solution that maximizes long-term value for both the property owner and the community.

Ovanova's commitment to excellence, combined with their experienced project management and engineering teams, makes them a trusted partner in delivering top-tier solar solutions to their customers, especially within low-income communities, where grid outages are a significant concern.

Impact

The intended purpose of the projects is to support Farmers Hardware, a family-owned rural small business going solar, reduce the energy cost to operate the business and promote sustainability in the community. The project includes a battery backup that will enable Farmer's Hardware to conduct routine business even with a power outage.

The energy produced by the project throughout its lifetime will avoid 1,098.08 Metric Tons of Carbon Dioxide equivalent, equivalent to 2.8 million miles driven by an average gasoline-powered car (US EPA, 2023).

Engineering and Execution

Ovanova, operating under an Unlimited Building/General Contractors license, boasts 6 years of experience in managing construction projects, including over 100 solar installations. The company's founder, John Carey, is a seasoned project management professional with over 6 years of experience, having managed numerous construction projects in the solar industry, both residential and commercial. Collectively, John Carey and the Ovanova project management team possess an impressive 30 years of experience in the solar sector and have successfully completed residential and commercial projects spanning 27 states. They hold product certifications from Lux solar inverters, Sol-Ark solar inverters, Lumin smart electrical panels, and K2 solar racking.

Ovanova works closely with their engineering and design team, which includes their own in-house engineers responsible for the design of all projects. These designs are then meticulously reviewed and stamped by the consulting design firm, Current Renewables Engineering Incorporated. This firm is composed of licensed Professional Engineers (PEs) who have extensive experience in the solar industry since 2018. They specialize in providing site assessments, design, engineering, and stamping services for solar, storage (Battery Energy Storage Systems - BESS), and electric vehicle infrastructure (EVI) projects. This collaborative effort ensures that every Ovanova project is built to the highest standards of quality and reliability.

<u>Interconnection</u>

They are in the process of securing interconnection with the Tennessee Valley Authority (TVA). They expect to be installing the project Q1 2024.

<u>Real Estate</u>

All energy generated by the system and system equipment will be owned by Farmer's Hardware. The building and the property that the equipment will be installed on is also owned by Farmer's Hardware.

<u>Incentives and Offtake</u>

The project has received a 50% grant through the USDA's REAP program (equal to $141,253). They have a signed "Request for Obligation of Funds". Funds will be made available after showing 1 month of production data.

REAP offers financial support to agricultural producers and rural small businesses for renewable energy system installations and energy efficiency enhancements. Eligible applicants include agricultural producers deriving at least fifty percent of their income from agricultural operations, as well as small businesses located in qualifying rural areas.

Ovanova states the project is eligible for the investment tax credit (ITC). The ITC is a tax credit that reduces the federal income tax liability for a percentage of the cost of a solar system that is installed during the tax year. Solar systems that are placed in service in 2022 or later and begin construction before 2033 are eligible for a 30% ITC if they meet labor requirements issued by the Treasury Department or are under 1 megawatt (MW) in size.

The project falls under that category, so it will be eligible for the 30% ITC. Additionally, Ovanova states the project does qualify for the Domestic Content Bonus of 10% ITC and the Low-Income Bonus of 10% ITC. This equals to a total of 50% ITC (equal to $141,253).

*Please note that the loan requested, $264,140 is lower than the total project cost, which is equal to $282,506. The percentages apply to the total cost of the project.*

<u>Permits</u>

Ovanova has completed the engineered designs and is waiting for the professional stamps to be returned by Q4 2023. Other than a state electrical permit (which is issued within a few days of submitting the stamped drawings) there are no other permits required.

<u>Equipment Specs and Warranties</u>

All equipment used in this project is commercially available. The systems consist of Tier 1 equipment and components that have both a proven and reliable operating history and proven performance data for at least 1 year specific to the use and operation to the proposed applications.

<u>Insurance</u>

The project will have General Liability Insurance.

<u>Operations and Maintenance</u>

Ovanova has a 20-year Repair and Replace Agreement.

For the next twenty years, Farmer's Hardware will never pay another dime to have their system repaired due to technical failure, even if the equipment is out of warranty. When the batteries reach a 60% state of health, their batteries will be restored to full health to mitigate the concerns of having batteries that are not operating at their fullest potential. This level of service is unique in the industry and is necessary to alleviate the fear of transitioning from dirty-energy consumers to clean power.

## Market and Competition

Ovanova serves a unique market. Rural small businesses and agriculture producers are busy running their businesses – solar is the furthest thing from their minds. And what people do believe about it typically is not great. People who live in rural areas do not typically trust outsiders.

The above factors partly explain why there is very limited competition. Solar companies are generally set up to operate in population dense and urban areas. It has not been a judicious use of resources to operate in rural areas.

There are a few local companies in some areas who support grant applications. There are none currently who offer an integrated financial solution like Ovanova does, have the ability to install nationally like they do, are as well versed in storage as they are, or who have chosen to focus exclusively on maximizing this opportunity.

They expect there to be more competition in the future, but compared to the funding available for the program, it will not matter for a few years, and by then they will have projects installed and referrals coming in from all over, even if the incentives have changed.

## Products and Services

Ovanova Construction Services LLC provides the permitting and labor sourcing for Ovanova Solar Corporation's solar projects.

## Sales and Customer Base

The team behind Ovanova has completed projects in twenty-seven states, both commercial and residential. The projects they are currently working on are bigger, but not so big that they alter the fundamentals of what they already know how to do well. As far as they know, they do not have a single customer whose system is not functioning properly and who isn't thrilled with the power plant they created with them and installed for them.

## Project Portfolio

Ovanova is raising money for the development and construction of a 53.6 kW solar installation with 122.88 kWh of battery storage. The money raised will not be covering the full system size, it will only be allocated to match the grant award and the ITC, corresponding to the Loan Amount column of Table 2.

| Project Name | State | System Size | Loan Amount | Miles driven by the average gasoline-powered passenger vehicle[1] |
|---|---|---|---|---|
| Farmer's Hardware | TN | $282,506 | $264,143 | 2.8 M miles |

Table 2. Project Pipeline.

<u>Farmer's Hardware - Description</u>

Farmer's Hardware intends to utilize solar energy to reduce energy cost to operate the business, preserve perishable products and be capable of conducting business during a local power outage by utilizing battery backup, and promote sustainability in the community. Farmer's Hardware will be able to conduct routine business, even with a grid outage.

It will consist of 160 Tier 1 monocrystalline roof-mounted solar panels with a DC system size of 53.6 kW, 4 Lux Powertek hybrid bi-directional inverter chargers that have a continuous wattage capacity of 12,000 AC per unit, for a total of 48 kW, and 122.88 kWh of Battery Storage. All circuits will be wired to continue functioning in the event of a grid failure. The batteries will be lithium iron phosphate and there will be a load-shedding system.

The utility relationship for this project is a Power Purchase Agreement (PPA) interconnected with TVA.

## Services Provided and Supply Chain

Ovanova Solar Corporation, the Parent Company ("Parent Company"), is a full-service company specifically designed to serve rural communities. Ovanova Solar Corporation does everything from initial education, project design, grant writing, project management, construction, monitoring, warranty work, and controls. The project company, Ovanova Construction Services LLC, as mentioned before, does the permitting and labor sourcing for the projects.

The third parties they use:

1. <u>Manufacturers</u>. Ovanova does not manufacture products. They have direct relationships with the manufacturers which ensures their supply-chain is not an issue. Their project size also mitigates supply chain issues as they do not need to order tens or hundreds of thousands of modules simultaneously to complete a project.
2. <u>Local electricians and labor</u>. They train local electricians and labor to complete projects in their areas as subcontractors. They are a general contractor.
3. <u>Opensolar</u>. They use Opensolar for their designs.
4. <u>Google.</u> They use google for spreadsheets, email, and other services.
5. <u>Company Cam.</u> We use this to keep track of all the pictures from all their project sites.
6. <u>Crux.</u> They use the Crux platform to liquidate some of the tax credits their projects generate.

---

[1] Using U.S. Environmental Protection Agency (EPA) emission reduction calculator (takes into consideration the produced electricity but not building the plant)

# Directors, Officers and Employees

The term officer means a president, vice president, secretary, treasurer or principal financial officers, comptroller or principal accounting officer, and any person routinely performing similar functions.

## Managers

## John Carey

**Principal Occupation:**

> Chief Executive Officer | Ovanova Construction Services LLC
>
> **Dates of Service:** 08 May 2023 - Present

**Other Positions:**

> Co-Founder and Chief Executive Officer | Ovanova Solar Corporation
>
> **Dates of Service:** 07 October 2021 - Present

Description of the Director:

John is the CEO of Ovanova. He can perform every single step of the process required to acquire customers, create designs, and manage, install, monitor and service a project.

## Christopher Snodgrass

**Principal Occupation:**

> Chief Technical Systems Officer | Ovanova Construction Services LLC
>
> Dates of Service: 15 Mar 2023 - Present

**Other Positions:**

> Chief Operations Officer | Ovanova Construction Services LLC
>
> Dates of Service: 08 May 2023 – 15 Mar 2024
>
> Co-Founder and Operations Manager | Ovanova Solar Corporation
>
> **Dates of Service:** 07 October 2021 - Present

Description of the Officer:

Collaborates with the CEO and the team, to align technology and installation efforts with broader corporate strategies. He is an honors-level engineer and the lead project manager for these projects. He identifies opportunities for manufacturer relationships, operational efficiency, cost reduction, and process optimization.

## Lester Crafton

**Principal Occupation:**

> Chief Strategy Officer | Ovanova Construction Services LLC
>
> **Dates of Service:** 08 May 2023 - Present

**Other Positions:**

Co-Founder and Chief Strategy Officer | Ovanova Solar Corporation

**Dates of Service:** 07 October 2021 - Present

Description of the Director:

Lester is the CSO. Has been in the solar industry for the last nine years seeking ways to solve fundamental problems slowing the adoption of solar. When he couldn't find pre-existing solutions, he created them. This is what led him to start Ovanova.

## Current Employees

As of 5 May 2025, Ovanova Solar Corporation, the Parent Company of Ovanova Construction Services LLC had 11 employees. There are 11 full-time employees.

Ovanova Construction Services LLC will not employ any employees directly other than subcontractors to complete projects.

# Capital Structure and Ownership

| Name of Holder | No. & Class of Securities No Held | % of Voting Power Prior to Offering |
|---|---|---|
| Ovanova Solar Corporation | 1 | 100 |

Table 4. Capital Structure and Ownership.

Ovanova Solar Corporation, the Parent Company of Ovanova Construction Services LLC, has as majority shareholders Chris Snodgrass (21% ownership, total shares of 2100), John Carey (21% ownership, 2100 shares) and Lester Crafton (21% ownership, 2100 shares).

## Indebtedness

The Company has participated in the following Regulation Crowdfunding Offerings between 2023 and 2024 with Climatize: Light Up Rural America, Solar Resilience for Farmers Hardware, Shifting Gears to Solar, Solar Harvest for Howle Farms, Solar for Debra's Family Farm, Countryside Solar Portfolio, La Finca's Solar Energy Project, Solar for Liberty Hills Farms, and Solar for Smith's Supermarket.

# Terms of the Offering

## Summary

You are purchasing a Debt Note to be repaid by Ovanova Construction Services LLC and Ovanova Solar Construction Services, Parent Company.

Set forth below is a summary of the terms pursuant to which Ovanova Construction Services LLC intends to offer (the "Offering") Debt Notes.

## Security

- Minimum Investment $5 with Incremental Principal Amounts of $1.
- Minimum Target Offering Amount of $120,000 up to a Maximum Offering Amount of $264,140.
- 10% Annual Interest Rate (0.83% accruing monthly).
- Payment of Principal and Interest made in 2 installments when reaching certain milestones.
    - Milestone 1: monetization of ITC.
    - Milestone 2: Upon receiving the REAP grant.
- Offering Period: 11/29/2023 to 2/27/2024 (90 days).
- Term: Begins on the first day immediately following the Offering Period (the "Issuance Date") and ends the date that is 2 years from the Issuance Date (the "Maturity Date").

## Minimum Investment

The minimum investment for this Offering shall be $5 and additional amounts may be invested in increments of $1 thereafter.

## Principal

Principal is the original amount of debt the investor purchases.

## Interest Rate

Each Debt Note will bear interest on the outstanding principal at a rate of 10% per year based on the actual number of months elapsed (0.83% monthly). Interest accrues beginning on the Issuance Date and continuing until Milestone 1 and Milestone 2 are met, within a maximum of 2 years.

## Repayment in 2 Installments

The investor will receive payment of principal and interest in 2 installments according to the following milestones:

- Milestone 1: Monetization of the ITC.
- Milestone 2: REAP grant is received, after the project has been built and has shown 1 month of production data.

Completion of the milestones may happen anytime between the Issuance Date and Maturity Date (2 years from the Issuance Date). The expectation is that both milestones will happen within the first year with a difference of 1-2 months. Each milestone represents over 50% of the principal. Upon the expiration of the Term of the Debt Note – 2 years, all accrued, but unpaid interest, together with the remaining principal amount, shall become due and payable.

Appendix 2 shows an illustrative example of how principal, and interest are paid based on a hypothetical investment amount based on level repayments of the principal and interest on the Debt Notes over different terms.

## Rank and Limitation on Liens

The Debt Notes are unsubordinated obligations of payment of the Company; that is, there are no existing debt obligations of the Company that would get paid ahead of the Debt Note holders.

While the Debt Notes are outstanding, the Company will not permit or create any liens on its assets other than liens for the purchase price money liens of/for future property acquired in the ordinary course of business, or those associated with contractors during project construction.

## Financial Covenants

The Company shall only dividend cash to its parent company once it has repaid in full investors participating in this Offering, the Climatize and third party fees.

## Optional Prepayment

Prepayment is expected. The Company shall have the right, at its option, to repay the securities at any time prior to the Maturity Date.

Each such prepayment will consist of (i) outstanding principal subject to such prepayment and (ii) accrued and outstanding interest on such principal subject to prepayment. To the extent that prepayments are made, such prepayments will be applied to all Notes, pro rata, based on the total outstanding principal balance of all outstanding Notes.

## Sale of the Company

Payment on Change of Control. All outstanding principal and accrued interest, and any prepayment fee that may be due, shall be immediately due and payable upon a Change of Control of the Company. For these purposes, the term "Change of Control" means (i) the sale or other disposition of all or any substantial portion of the assets or equity securities of the Company; (ii) a change in more than fifty percent (50%) of the effective voting power of the Company; or (iii) any merger or reorganization of the Company, except a merger in which those in control of the Company retain more than fifty percent (50%) of the combined voting power of the resulting entity.

## Events of Default and Remedies

The occurrence of any of the following events shall constitute an event of default in the securities (an **"Event of Default"**): (i) the Company is past due on payment of principal or interest for a period of thirty (30) days or more (ii) the Company has breached a covenant and failed to cure such breach in thirty (30) days; (iii) any representation or warranty of the Company was untrue when made (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or file a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or shall make an assignment for the benefit of creditors. Upon the occurrence of an Event of Default, any Holder may, by written notice to the Company, declare the unpaid principal amount of their Notes, and interest accrued thereon, to be due and payable.

Upon the occurrence and during the continuance of an Event of Default, Holders may petition the Company for the securities to become due and payable immediately. If the Company receives such petitions from Holders owning more than 30% of the outstanding principal of the securities, Company shall pay all outstanding principal and interest on the Notes without further demand. Upon the occurrence and during the continuance of an Event of Default, interest will accrue at 1% monthly, total of 12% annually.

In the event of a default, Ovanova needs to carry out significant efforts to liquidate the assets of the Project to pay back the investors.

## Description of Securities

The securities evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Noteholders only receive the regularly scheduled principal and interest payments and do not receive any other payments as a result of the Company's growth or income.

However, in the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the securities would get paid prior to any payments related to an equity interest, but the holders may not be repaid in full depending on how much cash the Company and the Parent Company have. All of the Company's equity interests are owned by the Parent Company and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the security holders in the liquidation of bankruptcy.

The issuer has the following securities outstanding:

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Preferred Stock | 0 | 0 | 0 | 0 |
| Common Stock | 1 | 1 | 1 | 1 |
| Debt | 0 | 0 | 0 | 0 |
| Other | 0 | 0 | 0 | 0 |

Table 5. Securities Outstanding.

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants | 0 |
| Options | 0 |

Table 6. Warranties and Options.

## Limitations on Voting Rights

The holders are not entitled to vote on any matters of the Company, however, if the Company were to enter bankruptcy, the debt holders would have certain voting rights as creditors.

## Modification and Termination

The terms of the security cannot be modified solely by the Company once the securities are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering has Closed (Close Date), the Issuer cannot modify the terms. See Appendix 1 for more information.

## Restrictions on Transfer of Securities being Offered: Pursuant to Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are issued to:

- The issuer
- An accredited investor[2]
- As part of an offering registered with the U.S Securities and Exchange Commission
- To a member of the family of the purchaser or the equivalent[3], to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

After the one-year period, any transfer or sale of the securities must receive prior written consent from the issuer to ensure accurate records of ownership among other material items.

## Valuation Methodology

The securities are a Debt Note and are, therefore, valued based upon their respective original principal amounts. The Company believes that the annual interest rate applicable to the securities is reflective of general market terms for similar securities.

---

[2]The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[3]The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. OVANOVA CONSTRUCTION SERVICES LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

## Financial Condition of the Issuer and Financial Statements

Financial statements provided in Appendix 3 are prepared in accordance with U.S. generally accepted accounting principles.

## Financial Milestones & Anticipated Revenues
Completing the project will likely take six (6) to nine (9) months, despite the two-year (2) loan period. Investors of this project are likely to receive an early repayment.

See below how Ovanova can repay the investors:

Milestone 1: Monetizing ITC

The investment tax credit (ITC) is a tax credit that reduces the federal income tax liability for a percentage of the cost of a solar system that is installed during the tax year. Solar systems that are placed in service in 2022 or later and begin construction before 2033 are eligible for a 30% ITC if they meet labor requirements issued by the Treasury Department or are under 1 megawatt (MW) in size.

The project falls under that category, so it will be eligible for the 30% ITC. Additionally, the project does qualify for the Domestic Content Bonus of 10% ITC and the Low-Income Bonus of 10% ITC. This equals to a total of 50% ITC ($141,253).

To monetize the ITC, Ovanova is looking into transferability, which has been made possible via the Inflation Reduction Act. Ovanova works with platforms and individual investors with high passive income to sell these credits and safely projects being able to liquidate them for no less than 87% of their value.

Milestone 2: Transferring 50% grant proceeds
Farmer's Hardware has been awarded the REAP grant and has signed the Request for Obligation of Funds with the USDA for 50% of the project costs, which is equal to $141,253. These funds will be available to the project owner within a week of submitting proof to the USDA that the project has properly functioned for a month.

Any remaining balance which may remain will be covered by Ovanova Construction Services LLC and the Parent Company Ovanova Solar Corporation once Milestones 1 and 2 have been achieved or in absence of that, at Maturity Date.

## Anticipated Annual Expenses
Due to the special nature of the projects they complete, the only anticipated annual expenses for the property owner will be a potential slight increase in property insurance for catastrophic events. The project will be fully owned by the property owner at the end of the project – this is not a lease; therefore, the property owner will recognize all financial value. Due to a twenty-year repair and

replace program included in the project cost, they will incur no repair expenses of any sort for the next twenty years.

## Financial Projections

See below the breakdown per project. The difference between the Loan Amount and interest due and the Total Incentives received will be covered by Ovanova Construction Services LLC and the Parent Company Ovanova Solar Corporation once Milestones 1 and 2 have been achieved or in absence of that, at Maturity Date.

| Total Project Cost | Loan Amount | Total ITC | Total Cash Post ITC Transfer | REAP Grant | Total Incentives |
|---|---|---|---|---|---|
| $282,506 | $264,140 | $141,253 | $122,890 | $141,253 | $264,143 |

Table 7. Financial Projections.

## Liquidity and Capital Resources

The Loan Amount will be repaid by leveraging the REAP grant and the ITC. The difference between the Loan Amount and interest due and the Total Incentives received will be covered by Ovanova Construction Services LLC and the Parent Company Ovanova Solar Corporation.

# Regulatory Information

## Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

## Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

## Annual Reports

The issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.ovanova.co/.

The issuer must continue to comply with the ongoing reporting requirements until:

1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The issuer has failed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has failed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidated or dissolved its business in accordance with state law.

## Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

# Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Securities Risk

### Limited Upside Potential

With fixed income Debt Notes, there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Debt Notes are fixed amounts. Unlike an equity investment, a debt investor does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

### Credit Risk

There is no guarantee that the Company or Parent Company will be able to make the fixed amounts payable to an investor or for that matter pay other liabilities. If the Company or Parent Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company or Parent Company may not be able to satisfy its payment obligations under the investment, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

### Valuation Risk

There is currently no exact comparable and a very limited market of offerings to reference in determining the "market" interest rate on debt instruments similar to the Securities. Accordingly, the Company reviewed baseline interest rates for solar project term loans and U.S. Treasuries. The Company set the interest rate largely based on what the expected revenue generation from the Project could support. Unlike listed 20 dc-1132710 companies whose equity and debt securities are valued publicly through market-driven trading, the valuation of such similar securities of companies similar to the Company is difficult to obtain.

### Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up in the future, your investment will maintain its original lower coupon rate. Subject to any applicable restrictions on the transfer of such Securities, if an investor desires to sell their Securities to someone else, a third-party, such third-party may require a discount from your, the investor's, original investment amount, which would cause them to potentially realize a loss on their investment.

## Call (Prepayment) Risk

The Securities, at the option of the Company, can be repaid at any time. The Company is obligated to give investors their remaining principal investment back plus any interest that is accrued up to the call date. However, when you go to reinvest your money, current interest rates may be lower, and if so, your new investment would carry a lower interest rate which may not be compensated fully by the extra cash you get from the prepayment penalty. Prepayment is expected within the first year.

## Limitations on Recourse

There is no guarantee of repayment, or recourse for the Security holders against the Company or Parent Company.

## Limited Opportunity to Cure

Investors will not receive any notice of default, material changes, or other problems with the Company or Parent Company, construction or operation of the Project. There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

## Restrictions on Transfer

There is no public market and the investor may be unable to sell the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state Securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state Securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

## Delays USDA's REAP Payment

There might be delays in the payment of the grant by the USDA's REAP program, which might delay the repayment to investors.

## Inability to Monetize the ITC

Project might be unable to monetize the ITC at 87% of its value, which might impact the ability of the Company to repay investors.

## Crowdfunding Risks

## Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment. As a result, each prospective investor should carefully read this Form C-AR. Each prospective investor should consult with their attorneys, accountants, and business advisors prior to making an investment.

## Illiquidity

Pursuant to state and federal Securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade Securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

## Cancellation Restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

## Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events, continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

## Investment in Personnel

An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management.

A background check on Lester Crafton uncovered:

- A federal tax lien of $1,057,942 in July of 2014. This has been resolved; the lien was filed in error.
- A state tax lien in the amount of $6,803 from California filed in June 2021 and a $20,342 state tax warrant from New York in May 2018. Lester Crafton is working towards resolving the issue.

## Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

## Investment is not a Diversified Investment

The investment is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

## No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment. Each prospective investor should consult with and rely solely upon the advice of their own tax advisers.

## Raising Additional Capital

The Offering may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition and as such on its ability to make payments on the Securities.

# Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

## Delivering Securities to Investors

The Company will work through Climatize Earth Securities LLC, a FINRA compliant regulated Funding Portal, to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

## Remuneration for Climatize

Remuneration for Climatize is only paid if this raise is successful in meeting its Target Amount. Climatize will be paid a flat 5% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Climatize will also be paid an annual 0.5% - year servicing fee on the amount raised.

## Investing Process

To invest in an offering, Investors must have an Account with Climatize. To invest in an offering, Investors must have an Account with Climatize. Climatize collects certain personal information to run a Know-Your-Customer (KYC) and Anti-Money Laundering (AML) check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local Securities laws. Please see more information available in the Climatize Educational Materials (https://www.climatize.earth/educational-materials/).

After you select to invest on the Climatize App, if you do not already have an Account set up, you will be asked to provide certain information to enable Climatize to set up your Account. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the raise.

## Progress during an Offering

Climatize will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Climatize. Investors can ask questions to the issuer during the offering period on the "Discussion" Channel tab on the Issuer's Offering Page. You must be signed into your Climatize Account in order to be able to ask your question, however.

## Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no Securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

## Cancellation

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

You cancel your investment commitment directly on the Climatize App.

1. Go to the Home Page on the Climatize App
2. Find the project in the "My Projects" list. Tap it
3. You will now see the issuer's Offering Page, your total investment in the project, and an option to cancel your investment in the project
4. After canceling your investment Climatize will trigger a refund of your money to your funding account (visible under your Profile Settings)

If you need any assistance at any point, please reach out to the Climatize team at support@climatize.earth.

## Early Close

Climatize, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "Early Close". Climatize will provide notice to all potential investors of the Early Close date via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48-hour period.

## Material Changes

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Climatize will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction.

## Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the

Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

## Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities being offered generally may not be resold by any purchaser of such Securities for a period of one year beginning when the Securities were issued, unless such Securities are transferred: (1) to the issuer of the Securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one-year period, any agreement to transfer or sell the Securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Security, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to affect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel of the Company to the effect that the proposed sale, pledge, or transfer of the Security may be effected without registration under the Securities Act, whereupon the holder shall be entitled to sell, pledge, or transfer such Security in accordance with the terms of the notice given by the holder to the Company.

# Appendix 2 – Loan Amortization

The Term is 2 years (from Issuance Date to Maturity Date). Prepayment is expected within 1 year. Payment will be made in 2 installments upon achieving Milestone 1 and Milestone 2.

Below you will find 3 examples of Loan Amortization making the following assumptions:

- Hypothetical initial investment amount of $10,000.
- The difference between achieving Milestone 1 and Milestone 2 is estimated to be within 1 to 3 months. For simplicity, 2 months have been considered.
- Assumption that 50% of principal will be repaid upon achieving Milestone 1 and 50% upon Milestone 2.

## Scenario 1. Payment at Maturity Date (2 Years)

|  |  | Month 22 | Month 24 |
|---|---|---|---|
| Milestone 1 | Principal | $5,000 |  |
|  | Interest | $916.67 |  |
|  | Total | $5,916.67 |  |
| Milestone 2 | Principal |  | $5,000 |
|  | Interest |  | $1,000 |
|  | Total |  | $6,000 |

Table 8. Payment at Maturity Date (2 Years)

| Principal | $10,000 |
|---|---|
| Interest | $1,916.67 |
| Total | $11,916.67 |

Table 9. Summary of Payment at Maturity Date (2 Years)

## Scenario 2. Payment within 1 Year

| | | Month 10 | Month 12 |
|---|---|---|---|
| Milestone 1 | Principal | $5,000 | |
| | Interest | $416.67 | |
| | Total | $5,416.67 | |
| Milestone 2 | Principal | | $5,000 |
| | Interest | | $500.00 |
| | Total | | $5,500.00 |

Table 10. Payment within 1 Year

| Principal | $10,000 |
|---|---|
| Interest | $916.67 |
| Total | $10,916.67 |

Table 11. Summary Payment within 1 Year

# Appendix 3 – Financial Statements